Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 28, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On April 28, 2008, China Life Insurance Company Limited issued two announcements in Chinese, English translations of which are attached as Exhibit 99.1 and Exhibit 99.2 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated April 25, 2008

99.2	English translation of the announcement dated April 25, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
April 28, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the

People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Eleventh Meeting of the Second Session of the Board of Directors

The eleventh meeting (the “Meeting”) of the second session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 25, 2008 at Grand Epoch City, Xianghe, Hebei Province. The directors were notified of the Meeting by way of a written notice dated April 11, 2008. 9 of the 10 directors of the Company, who were Yang Chao, Chairman and executive director of the Company, Wan Feng, executive director of the Company, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Long Yongtu, Sun Shuyi, Ma Yongwei, Cai Rang and Ngai Wai Fung, independent directors of the Company respectively, attended the Meeting. Chau Tak Hay, independent director of the Company, was on leave and authorized in writing, Sun Shuyi, independent director of the Company to act on his behalf and cast the vote for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules and Articles of Association of the Company.

The Meeting was presided over by Chairman Mr. Yang Chao. The directors who were present passed the following resolutions after sufficient review and discussion:

1 Passed the First Quarterly Report for the Year of 2008 (the “Report”)

Voting result: 10 for, 0 against, with no abstention

2 Reviewed and passed, in principle, the Proposal on the Interim Method on the Performance Appraisal of the Directors, Supervisors and Management Officers of the Company (the “Proposal”). It was suggested that, the title and content of the Proposal shall be revised according to the discussion at the Meeting and relevant regulations of China Insurance Regulatory Commission.

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

3 Passed the Proposal on the Risk Evaluation Report of the Company for the Year of 2007

Voting result: 10 for, 0 against, with no abstention

4 Passed the Proposal on the Convening of the Twelfth Meeting of the Second Session of the Board of Directors of the Company

The Board decided that the Twelfth Meeting of the Second Session of the Board of Directors of the Company shall be held in late August of 2008.

Voting result: 10 for, 0 against, with no abstention

5 The Board listened to the report by the management of the Company on the operations and management of the Company for the first quarter for the year of 2008.

Board of Directors of China Life Insurance Company Limited

April 25, 2008

Commission File Number 001-31914

EXHIBIT 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the

People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Ninth Meeting of the Second Session of the

Board of Supervisors

The ninth meeting (the “Meeting”) of the second session of the Board of Supervisors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 25, 2008 at Grand Epoch City, Xianghe, Hebei Province. The supervisors were notified of the Meeting by way of a written notice dated April 15, 2008. All of the supervisors of the Company attended the Meeting. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules and Articles of Association of the Company (the “AOA”).

The Meeting was presided over by Ms. Xia Zhihua, Chairman of the Board. The supervisors who were present passed the following resolutions after sufficient review and discussion:

1. Passed the First Quarterly Report for the Year of 2008 (the “Report”)

After review and discussion, the Board was of the view that:

The preparation and review procedures of the Report are in accordance with relevant laws, regulations, the AOA and internal management systems of the Company; the content and form of the Report meets the requirements provided by China Securities Regulatory Commission and Shanghai Stock Exchange, and the information contained therein is sufficient to reflect the operations conditions and financial position of the Company during the reporting period.

Voting result: 5 for, 0 against, with no abstention

2. Passed the Research Plan of the Board for the Year of 2008

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

3. Passed the Proposal on the Convening of the Tenth Meeting of the Second Session of the Board of Supervisors

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

April 25, 2008